SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on February 17, 2004


                           CRUSADE MANAGEMENT LIMITED,
              as manager of the Crusade Global Trust No. 1 of 1999
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes []           No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________________ .

OTHER EVENTS

         On the Quarterly Payment Date falling on February 17, 2004, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.



                                         Crusade Management Limited,
                                            as Trust Manager for the
                                            Crusade Global Trust No. 1 of 1999
                                         ---------------------------------------
                                         (Registrant)



Dated: February 23, 2004                 By:   /S/  RODNEY CLARK
                                            ------------------------------------
                                            Name:   Rodney Clark
                                            Title:  Senior Manager

EXHIBIT INDEX


Exhibit  Description
-------  -----------------------------------------------------------------------
99.1     The Noteholders Report for the Quarterly Payment Date on
         February 17, 2004